Exhibit 99.1

OKYO PHARMA LIMITED

ADS Program collapse - Commencement of trading of new ordinary shares on The Nasdaq Capital Market

LONDON and NEW YORK, May 19, 2023 — OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) hereby announces that following the implementation of the share capital consolidation and collapse of its ADS program, it is expected that new OKYO ordinary shares will be listed on The Nasdaq Capital Market with effect from the opening of business in New York on Monday May, 22, 2023.

OKYO has been listed on The Nasdaq Capital Market via an ADS since May 17 2022. OYKO announced its intention to delist from the London Stock Exchange plc on April 2, 2023 and on May 3, 2023 shareholders passed the necessary resolutions to consolidate its existing ordinary shares by a 65 into 1 reverse split (thereby matching the current ADS ratio of 65 ordinary shares comprised in each ADS). Each new OKYO ordinary share will accordingly represent 65 of the old ordinary shares and be equal to one ADS.

The CUSIP for the new OKYO ordinary shares is G6724L116 and the ISIN is GG00BMFG5F62.

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